(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	U.S SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: February 27, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Rowe Companies
Full Name of Registrant

N/A
Former Name if Applicable

1650 Tysons Boulevard, Suite 710
Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102
City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Response: As previously reported by The Rowe Companies (the “Company”) in a Current Report on Form 8-K filed on March 31, 2005, the Company, like many other organizations, undertook an internal review of its lease accounting practices in response to views recently expressed by the Office of the Chief Accountant of the Securities and Exchange Commission in a letter to the American Institute of Certified Public Accountants. As a result of that review, the Audit Committee of the Company’s Board of Directors determined that certain of the Company’s lease accounting practices were incorrect and that the previously issued financial statements included in the Company’s fiscal 2004 Annual Report on Form 10-K and in the Company’s Quarterly Reports on Form 10-Q filed during fiscal 2004 should be restated. The restated annual financial statements will be included in an amendment to the Company’s fiscal 2004 Form 10-K, and the restatements of the financial statements for the first three quarters of fiscal 2004 will be included in the Form 10-Qs for the comparable periods of fiscal 2005.

Due to the time and effort involved in fully determining the impact of necessary adjustments on the Company’s previously issued annual and quarterly financial statements, and on its financial statements for the quarter ended February 27, 2005, the Company has experienced delays in the preparation of its Form 10-Q for the quarter ended February 27, 2005. In addition, these adjustments have required the Company and its lenders to re-evaluate the Company’s compliance with certain financial covenants as of February 27, 2005 and as of November 28, 2004, the Company’s most recent fiscal year end. The Company is presently in negotiations with these lenders to modify such covenants, which also has delayed the completion of the Form 10-Q for the quarter ended February 27, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gene S. Morphis	(703)	847-8670
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response: For the quarter ended February 27, 2005, the Company had a net loss from continuing operations of $2.9 million, compared to net earnings of $180,000 for the quarter ended February 29, 2004, due mainly to reduced net shipments, from $70.4 million in 2004 to $65.7 million in 2005, caused primarily by disruptions in order processing, scheduling and production in the Company’s manufacturing segment, and increased selling and administrative expenses, from $23.8 million to $25.3 million, attributable mainly to higher retail warehouse, delivery and occupancy expenses associated with new store growth and increased selling expense in manufacturing operations. The Company had a net loss for the quarter ended February 27, 2005 of $149,000, compared to net earnings of $72,000 for the quarter ended February 29, 2004. The 2005 period included an after-tax gain on disposition of an investment property previously included in discontinued operations of $2.7 million.

THE ROWE COMPANIES
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2005	By:	/s/ Gene S. Morphis
Gene S. Morphis, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).